Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-5622

September 20, 2011

VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jay Ingram

Re:          Pzena Investment Management, Inc.;
Registration Statement on Form S-3 (No. 333-172257)

Dear Mr. Ingram:

On behalf of our client, Pzena Investment Management, Inc. (the “Company”), we are responding to the comment contained in your letter, dated March 28, 2011 with respect to the Registration Statement on Form S-3 (No. 333-172257) (the “Existing Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 14, 2011.  The Company’s response to this comment is set forth below. For your convenience, the comment is restated in bold italics prior to the Company’s response.

General

1.
We note your response to comment one in our letter dated March 2, 2011. We continue to believe that you may have commenced this transaction privately, on or about October 30, 2007, when you and the unit holders executed the amended and restated operating agreement of Pzena Investment Management, LLC. As we have noted previously, transactions that are commenced privately must be completed privately. Please refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations.

Section 2.01 of Exhibit B to the operating agreement appears to confer upon unit holders the right to exchange their units for shares of the registrant at least once per year. More specifically, Section 2.01(a) contains a proviso in the first sentence that appears to mandate that the unit holders be given the opportunity to decide whether to exchange their units for shares at least once per year, on "the last Business Day of such Annual Period" in the event that the managing member does not set an exchange date. When an overlying security is exchangeable for an underlying security within one year, an offer of the underlying security is deemed to occur at the time of the offer of the overlying security. Please refer to Question 103.04 of our Securities Act Sections Compliance and Disclosure Interpretations. Under the circumstances, we would not object if you converted the transaction to a resale by unit holders of the Class A common shares issuable in exchange for outstanding Class B Units. If you continue to believe that the shares have not been offered privately, please provide a detailed supporting analysis citing relevant regulatory guidance.

The Company acknowledges the Staff’s position with respect to the proviso to Section 2.01(a) of Exhibit B to the Amended and Restated Operating Agreement (the “Operating Agreement”) of Pzena Investment Management, LLC (the “Private Operating Company”).  In addition, we acknowledge the position expressed by Tom Kim of the Office of Chief Counsel and you in our telephone conference on June 6, 2011.  During that telephone conference, Mr. Kim and you indicated that the Company would need to amend the Operating Agreement in the manner described in clauses (1) and (2) below in order to be able to register the issuance and sale of 4,098,774 shares of the Company’s Class A Common Stock upon exchange of the 4,098,774 Class B Units referred to in the Existing Registration Statement.

Consistent with the Staff’s position, the Company intends to seek the consent of the members of the Private Operating Company to amend the Operating Agreement in the following manner:

(1)	Delete the proviso to Section 2.01(a) of Exhibit B to the Operating Agreement.
(2)
Add a provision to Exhibit B in order to prohibit the exchange of any of the 4,098,774 Class B Units referred to in the Existing Registration Statement (the “Incentive Class B Units”) until the day after the first anniversary of the execution date of the amendment.

To the extent that seeking and obtaining the consent of the members to amend the Operating Agreement may be deemed an offer to exchange the current Incentive Class B Units for Incentive Class B Units having the terms described above, we note that such offer would only be made to the existing holders of Incentive Class B Units and no commission or other remuneration would be paid or given directly or indirectly for soliciting such exchange.  Therefore, any such deemed exchange would be exempt from registration under the Securities Act pursuant to Section 3(a)(9) thereof.

The Company acknowledges that it will need to terminate the public offer to exchange Incentive Class B Units for Class A Shares that is based on the filing of the Existing Registration Statement.   Since there are certain affiliates of the Company who have requested that the Company register their resales of Class A Shares underlying their currently outstanding Class B Units, the Company plans to amend the Existing Registration Statement into a registration statement covering these resales rather than withdraw the Existing Registration Statement.

On the first anniversary of the effective date of the amendment to the Operating Agreement described above (or within the two weeks preceding or following such first anniversary), the Company would file a new registration statement on the Form S-3  relating to the offer and sale of the Class A Shares that are issuable upon exchange of the Incentive Class B Units.  Such new registration statement would include the disclosure required by paragraph (b)(3) of Rule 155 relating to the deemed private offer to exchange the Incentive Class B Units for Class A Shares.

We thank you for your attention to this letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 735-3202.

Very truly yours,

/s/_ Yasmeena Chaudry, Esq.
Yasmeena Chaudry, Esq.

cc:	Joan Berger, Esq.
Richard B. Aftanas, Esq.
Andrew Brady, Esq.